SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    --------
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Greg Manning Auctions, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


              New York                                      22-2365834
(State of Incorporation or Organization)                 (I.R.S. Employer
                                                        Identification no.)

        775 Passaic Avenue
      West Caldwell, New Jersey                               07006
(Address of Principal Executive Offices)                    (Zip Code)

 If this form relates to the                If this form relates to the
 registration  of a class of                registration of a class of debt
 debt securities and is effective upon      securities and is to become
 filing  pursuant to General Instruction    effective simultaneously with the
 A(c)(1),  please check the following       effectiveness of a concurrent
 box. [ ]                                   registration statement under the
                                            Securities Act of 1933 pursuant to
                                            General Instruction A(c)(2),
                                            please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be registered                             class is to be registered
     -------------------                         ------------------------------
     Not Applicable                                      Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                  ---------------------------------------------
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered

     DESCRIPTION OF SECURITIES

     The Registrant is authorized to issue 20,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, .01 par value per share (the "Preferred Stock"). As of September 30, 1999, the Registrant had 6,822,745 shares of its Common Stock outstanding; no shares of Preferred Stock are outstanding.

     The following summary is qualified in its entirety by reference to the Restated Certificate of Incorporation and the Registrant's Amended and Restated By-Laws (the "By-Laws") of the Registrant.

COMMON STOCK

     Each shareholder is entitled to cast one vote, either in person or by proxy, for each share owned of record on all matters submitted to a vote of stockholders, including the election of directors. The holders of shares do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and, in such event, the holders of the remaining shares will be unable to elect any of the Registrant's directors.

     Holders of outstanding shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution, or winding up of the Registrant, each outstanding share of Common Stock will be entitled to share equally in the assets of the Registrant legally available for distribution to stockholders of any outstanding shares of Preferred Stock.

     Holders of the shares of Common Stock have no preemptive rights. There are no conversion or subscription rights, and shares are not subject to redemption. All of the outstanding shares of Common Stock are, and the shares underlying the various outstanding warrants and options will be, when issued and paid for in accordance with the terms thereof, duly issued, fully paid and nonassessable.

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PREFERRED STOCK

     The Board of Directors of the Registrant has authority (without action by the shareholders) to issue the authorized and unissued Preferred Stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters and elect directors in certain circumstances), preferences, conversion, and other rights of each such series. While the Registrant believes that allowing the Board of Directors the authority to issue such shares of Preferred Stock is in the best interests of the Registrant and its shareholders, such authority may have the effect of protecting management against outside interests and in retaining its position.

TRANSFER AGENT AND WARRANT AGENT

     The transfer agent for the Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005 ("AST").

SECTION 912 OF THE NEW YORK LAW AND OTHER CHANGE OF CONTROL PROVISIONS

     Generally, Section 912(b) of the New York Business Corporation Law (the "NYBCL") prohibits a publicly held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the combination or the transaction in which the person became an interested shareholder is approved by the board of directors of the corporation before the date such person became an interested shareholder. If the business combination is not previously approved, the interested shareholder may effect a business combination after the five-year period only if a majority of the shares not owned by interested shareholders vote in favor of the combination or the aggregate amount of the offer meets certain fair price criteria. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who together with affiliates and associates owns (or within five years, did own) 20% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation and the By-laws contain certain other provisions that may make it more difficult to effectuate a change in control of the Registrant. The Restated Certificate of Incorporation provides that the Board be classified into three classes, as nearly equal in size as possible, with the term of office of one class expiring each year; directors can be removed from office only for cause and only by a majority vote of the shareholders; shareholders who desire to nominate a director for election at an annual meeting of shareholders give the Registrant at least 60 days prior written notice of such intent; and that shareholders

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who  desire  to  nominate  a  director  for  election  at a special  meeting  of shareholders give written notice of such intent by the close of business on the seventh day following the notice of such meeting.

CERTAIN PROVISIONS RELATING TO LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Restated Certificate of Incorporation contains provisions which would limit the scope of personal liability of directors to the Registrant or its shareholders for monetary damages for breach of fiduciary duty. The provisions are consistent with Section 402(b) of the NYBCL, which is designed, among other things, to encourage qualified individuals to serve as directors of New York corporations by permitting a New York corporation and its shareholders to adopt provisions in the corporation's certificate of incorporation limiting directors' liability for monetary damages for breach of duty of care.

     The indemnification provisions will protect the Registrant's directors against personal liability from breaches of their duty of care in certain circumstances. The provisions would absolve directors of liability for negligence in the performance of their duties. Directors would remain liable, under current law, for breaches of their duty of loyalty to the corporation and its shareholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or a transaction from which a director derives improper personal benefit. Also, the provisions would not absolve directors of liability under Section 719 of the NYBCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. Further, these provisions would not eliminate or limit liability of directors arising in connection with causes of action brought under Federal securities laws.

     While the provisions of the Restated Certificate of Incorporation provide directors with protection from awards of monetary damages for breaches of their duty of care, it does not eliminate the directors' duty of care. Accordingly, the provisions of the Restated Certificate of Incorporation would have no effect on the availability of suitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

Item 2.       Exhibits
              --------

   1. Certificate of Incorporation of the Registrant. Incorporated by reference to Exhibit 3(a) to the Registrant's Form SB-2, Registration Number 33-55792-NY, dated May 14, 1993 (the "1993 Form SB- 2").

   2.          By-laws, as amended, of Registrant.  Incorporated by reference to
               Exhibit 3(b) to the 1993 Form SB-2.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      Greg Manning Auctions, Inc.


                                      By: /s/ Greg Manning
                                         -------------------------------
                                         Greg Manning
                                         Chairman of the Board and Chief
                                         Executive Officer


Date: October 7, 1999

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